June 2, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103

Dear Ms. Sweeney,

The purpose of this letter is to respond to your letter dated May 18, 2006, regarding the staff’s review of Federated’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. Our responses below are keyed to the comments outlined in your letter.

1. We note your response to comment one from our letter dated April 18, 2006 that you view all of your operating expenses as cost of services. In future filings please disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business. Please provide us with your proposed future disclosure.

In future filings, we will include the following disclosure at the end of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – General”: The discussion and analysis of Federated’s financial condition and results of operations are based on Federated’s consolidated financial statements. Management evaluates the company’s performance at the consolidated level based on the view that Federated operates in a single operating segment, the investment management business. In this highly competitive business, Federated’s growth and overall profitability are largely dependent upon its ability to attract and retain assets under management.

Ms. Joyce Sweeney

June 2, 2006

Management analyzes all expected revenue and expenses and considers market demands in determining an overall fee structure for services provided and in evaluating the addition of new business. Fees for fund-related services are ultimately subject to the approval of the independent directors or trustees of the mutual funds. Management believes the most meaningful indicators of Federated’s performance are assets under management, total revenue and income from continuing operations, both in total and per diluted share.

2. We note your response to comment one from our letter dated April 18, 2006 that you do not track expenses in a format that would enable you to readily report a subset of operating expenses as cost of services. We believe that you fall within the scope of Article 5 of Regulation S-X. Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

While Federated acknowledges that within Regulation S-X there is no other specific “home” for our industry other than the “default” of Article 5, management believes the nature of our operations and the manner in which we manage our business do not lend themselves to a presentation of the income statement under a strict application of Rule 5-03 of Article 5. In addition, we believe the costs to derive such classifications would be significant.

As discussed in our response to comment one above, Federated operates in a single line of business. We view all of what we do as a service to our customers and we believe others in our industry share the same view. For example, we serve as the distributor for Federated-sponsored and third-party funds, thus selling is part of the services we provide. Any overhead costs or other costs we incur that could be considered selling, general and administrative (SG&A) costs relate principally to our servicing activities and only minimally to our efforts to “sell ourselves” to customers. Therefore, we believe our current presentation of the income statement is meaningful and in accordance with Article 5 of Regulation S-X when considering the nature of our operations and the manner in which we manage our business.

As we mentioned in our previous letter, Federated reports the details of its operating expenses in a format that is generally consistent with its investment-management peers. We believe reporting cost of services would not only be extremely difficult and costly for Federated to achieve but would ultimately impair the usefulness and comparability of our financial statements vis-à-vis Federated’s peers.

Finally, notwithstanding our belief that our income statement is appropriately presented, management believes that providing any theoretical breakdown of operating expenses between cost of services and selling, general and administrative expenses for each period for which an income statement is

Ms. Joyce Sweeney

June 2, 2006

presented in accordance with Rule 5-03 of Regulation S-X would involve undue cost and burden for Federated. Today, Federated tracks expenses by cost centers which are generally organized by function/activity, such as investment management, sales, human resources, accounting, etc. As currently organized, many cost centers include both theoretical cost-of-service expenses and SG&A expenses. We would have to completely reorganize our cost-center structure as well as Federated’s financial reporting model to capture a fully loaded cost of services. For example, we would need to include as cost of services the portion of depreciation expense, rent expense, technology costs, etc. incurred in connection with the provision of investment advisory, administrative, distribution, shareholder and retirement plan recordkeeping services. We would also have to develop a means of tracking or estimating the level of service-related effort contributed by those employees whose positions are not entirely service related. In many cases, this bifurcation of expenses between cost of services and SG&A would involve the development of complex allocation methodologies and the collection of data to establish a basis for such allocations. This type of change to Federated’s cost-center structure and financial reporting models would initially require a rigorous analysis of Federated’s current expenses, on a person-by-person and invoice-by-invoice basis, to determine the most appropriate cost-center structure to support cost-of-services reporting. Once completed, we would have to implement the reorganization of our current cost-center structure and financial reporting model on both a prospective and retrospective basis for all years presented in the financial statements. However, in the end, the reorganized structure would no longer be in line with the manner in which we manage our business.

With over 1,200 employees, an average 33,000 invoices processed per year, 295 active cost centers and over four years worth of historical data to reclassify, the initial effort involved to implement this change would be comparable to the effort put forth by Federated in the mid 1990’s to implement a new accounting system. Based on our experience, this effort involved a team of more than 20 individuals across the accounting and information technology disciplines including external consultants. These individuals spent, on average, 30%-50% of their time over a period of about 2 years dedicated to this implementation. In addition, a dramatic change of this nature would certainly impact the internal controls over financial reporting which would result in a significant effort by both Federated and our external auditors to comply with the SOX 404 documentation and testing requirements.

Beyond this initial effort to implement such a change, tracking expenses in this format would result in higher ongoing administrative effort and thus higher costs, which would be difficult to justify in light of the absence of added value to current and prospective investors.

* * *

Ms. Joyce Sweeney

June 2, 2006

Please direct any follow-up questions or comments as follows:

Thomas R. Donahue

Chief Financial Officer

Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Telephone: 412-288-1222

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

cc:	Ben Phippen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1103